UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Oromin Explorations Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

687082

(CUSIP Number of Class of Securities)

David Savarie

Vice President, General Counsel and Corporate Secretary

Teranga Gold Corporation

121 King Street West

Suite 2600

Toronto, Ontario, M5H 3T9

Canada

(416) 607-4475

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY  10005

(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2013

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687082

(1)	Names of Reporting Persons Teranga Gold Corporation

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 18,699,500

	(8)	Shared Voting Power None

	(9)	Sole Dispositive Power 18,699,500

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,699,500

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒[1]

(13)	Percent of Class Represented by Amount in Row (11) 13.61%[2]

(14)	Type of Reporting Person CO

1  This filing does not reflect any Common Shares (as defined herein) that may be deemed to be beneficially owned by the Shareholder (as defined herein) or any of the directors or officers of the Issuer, and the Reporting Person disclaims being a member of a group with the foregoing and disclaims beneficial ownership of the Common Shares beneficially owned by the foregoing.

2  Based on Schedule 14D-9F filed on July 5, 2013 by the Issuer, as of July 3, 2013, there were 137,368,218 Common Shares outstanding.

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This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed by Teranga Gold Corporation, a corporation incorporated under the laws of Canada (the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended on June 3, 2013, the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common shares (the “Common Shares”) of Oromin Explorations Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).

Capitalized terms used herein and not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 is supplemented as follows:

On July 22, 2013, the Reporting Person issued a press release announcing an amended Offer (the “Varied Offer”) pursuant to which, among other things, the exchange ratio will be increased to 0.60 (from 0.582) of a Reporting Person Share for each Common Share and that the Varied Offer will expire at 9:00 p.m. (Toronto Time) on August 6, 2013.

In connection with the Varied Offer, the Reporting Person and the Issuer entered into a Support Agreement, dated as of July 22, 2013 (the “Issuer Support Agreement”).  In accordance with the terms and conditions of the Issuer Support Agreement, among other things:

•                                          the Reporting Person agreed to among other things, (i) increase the consideration payable to the Issuer’s shareholders to 0.60 of a Reporting Person Share for each Common Share, (ii) extend the Expiry Date to August 6, 2013, (iii) waive certain conditions as they apply to the Bendon litigation as it existed on June 13, 2013, and (iv) provide that if the 66 2/3% minimum tender condition is waived by the Reporting Person, the Reporting Person will extend the Varied Offer to the earlier of (x) August 26, 2013 and (y) the date upon which at least 66 2/3% of the Common Shares outstanding calculated on a non-diluted basis have been validly deposited pursuant to the Varied Offer;

•                                          the Issuer’s board of directors determined unanimously that the Varied Offer is fair to the Issuer’s shareholders and is in the best interests of the Issuer and the Issuer’s shareholders, other than to the Reporting Person, and that it will unanimously recommend that the Issuer’s shareholders accept the Varied Offer;

•                                          the Issuer agreed to co-operate with the Reporting Person and the directors and officers of the Issuer and its subsidiaries will take all reasonable action to support the Varied Offer, including (i) assisting with obtaining third party consents and regulatory approvals, including the Reporting Person seeking a waiver from the Republic of Senegal with respect to the offer of up to a 25% interest in Société des Mines de Golouma S.A. (and/or indirectly the OJVG Golouma Gold Project) to Senegalese nationals, (ii) supporting and assisting the Reporting Person with the defense of the Bendon litigation, and (iii) waiving any application of the Shareholder Rights Plan to the Varied Offer;

•                                          the Issuer agreed to not take various actions relating to the conduct of its business without the Reporting Person’s consent; and

•                                          the Issuer agreed to customary deal protection provisions, including a commitment by the Issuer not to solicit alternative transactions, a five business day right for the Reporting Person to match any superior proposal received by the Issuer, mutual break fees and expense reimbursement provisions that are payable in certain circumstances.

Also in connection with the Varied Offer, the Reporting Person and IAMGOLD Corporation (the “Shareholder”) entered into an amendment to the Lock-up Agreement, pursuant to which the Shareholder agreed to extend its previously executed Lock-up Agreement and to tender its 16,088,636 Common Shares, representing approximately 11.7% of the outstanding Common Shares, to the Varied Offer.

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Additionally, in connection with the Varied Offer and the Support Agreement, all of the directors and officers of the Issuer have entered into lock-up agreements with the Reporting Person pursuant to which they have agreed to tender a total of 11,111,441 Common Shares, representing approximately 8.1% of the outstanding Common Shares, to the Varied Offer.

The amended Lock-up Agreement may be terminated by the counterparty thereto to support a superior proposal if and only if a bona fide offer is made by a third party for all of the Common Shares (an “Alternative Proposal”), the board of directors of the Issuer has determined and publicly announces that such Alternative Proposal is a superior proposal to the Varied Offer, and the Reporting Person has not increased its Varied Offer to provide for at least equivalent consideration in value to the Alternative Proposal within five business days. The lock-up agreements with the directors and officers of the Issuer may be terminated if the Issuer Support Agreement is terminated.

The foregoing summaries of the press release, the Issuer Support Agreement, the amended Lock-up Agreement and the lock-up agreements with the Issuer’s directors and officers do not purport to be complete and are qualified in their entirety by reference to the Exhibits hereto, each of which are incorporated herein by reference.

The Reporting Person intends to cause the Issuer to apply to delist the Common Shares from the Toronto Stock Exchange and to cause the Issuer to cease to be a reporting issuer under the securities laws of each province and territory of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations as soon as practicable after completion of the Varied Offer, and any Compulsory Acquisition  (as defined in the Offer to Purchase and Circular, dated June 19, 2013 (the “Offer”)) or any Subsequent Acquisition Transaction  (as defined in the Offer).

Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.

In addition, as described in Item 4 of this Schedule 13D, the Reporting Person and the Shareholder entered into the Lock-up Agreement as amended and the Reporting Person and all of the directors and officers of the Issuer have entered into lock-up agreements.  Pursuant to the foregoing, a total of 27,200,077 Common Shares, representing approximately 19.8% of the outstanding Common Shares, have agreed to be tendered to the Varied Offer.  The Reporting Person owns 18,699,500 Common Shares, representing approximately 13.6% of the outstanding Common Shares.  Taken together, this represents 45,899,577 Common Shares or approximately 33.4% of the outstanding Common Shares.  Notwithstanding the foregoing, the Reporting Person disclaims being a member of a group with the Shareholder and with the directors and officers of the Issuer and also disclaims beneficial ownership of the Common Shares beneficially owned by the foregoing.

(c) – (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Accordingly, the information disclosed in Item 4 above is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Press release, dated July 22, 2013.

99.2	Issuer Support Agreement, dated July 22, 2013, between the Reporting Person and the Issuer.

99.3	Amendment, dated July 22, 2013, to the Lock-up Agreement, dated as of June 2, 2013, between the Reporting Person and the Shareholder.

99.4	Form of Lock-up Agreement between the Reporting Person and each of the Issuer’s directors and officers.

Additional Information

The Varied Offer, and an amended Issuer’s directors’ circular, will be mailed to the Issuer’s shareholders shortly and also be available at www.sedar.com and at www.sec.gov.

This Amendment and the Exhibits hereto do not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of the Reporting Person or the Issuer (including in any state where the proposed Varied Offer is not permitted).

The Reporting Person has filed with the SEC a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F, each of which includes the offer and take-over bid circular, and other documents and information.  In connection with the Varied Offer, the Reporting Person also intends to file relevant materials with the SEC.  U.S. INVESTORS AND U.S. SECURITY HOLDERS OF THE ISSUER ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  U.S. investors and U.S. security holders of the Issuer may obtain these documents free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by the Reporting Person can be obtained free of charge by directing such request to the Reporting Person’s Information Agent, or at the Reporting Person’s website at www.terangagold.com.  Such documents are not currently available.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  July 23, 2013

TERANGA GOLD CORPORATION

By:	/s/ David Savarie
Name:	David Savarie
Title:	Vice President, General Counsel and Corporate Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSON

The business address of the respective directors and executive officers of the Reporting Person set forth below is 121 King Street West, Suite 2600, Toronto, Ontario, M5H 3T9, Canada.

To the knowledge of the Reporting Person, none of its directors or executive officers is subject to any criminal or civil proceedings of the type described in Item 2(d) or (e) of the Schedule 13D.  Each of the respective directors and executive officers of the Reporting Person is a citizen of Canada.

Name	Office Held at Reporting Person	Common Shares Beneficially Owned

Alan R. Hill	Executive Chairman	Nil

Edward Goldenberg	Director	Nil

Christopher R. Lattanzi	Director	Nil

Alan R. Thomas	Director	Nil

Frank Wheatley	Director	Nil

Richard S. Young	President and Chief Executive Officer	Nil

Navin Dyal	Vice President and Chief Financial Officer	Nil

Kathy Sipos	Vice President, Investor and Stakeholder Relations	Nil

David Savarie	Vice President, General Counsel and Corporate Secretary	Nil

Paul Chawrun	Vice President, Technical Services	Nil

Mark English	Vice President, Sabodala Operations	Nil

Macoumba Diop	General Manager and Government Relations Manager	Nil